RECEIVED
2008 JAN 23 A 5:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

17 January 2008

08000348

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100F Street, NE
Room 3606, Washington, DC 20549
Tel : (202) 942-8088

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

James Orr
Company Secretary

dlw 1/23

c.c. Burr Henly, Sullivan & Cromwell
Level 32,
101 Collins Street,
Melbourne 3000

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 17 January 2008.

Ref.	Title	Date released to ASX
1.	Notice of initial substantial holder – DFA Group	9 November 2007
2.	2007 AGM Chairman's and MD's address booklet	13 November 2007
3.	Change of Director's Interest – Tom Park	30 November 2007
4.	ASP : SanP Announces December SP/ASX Rebalance	7 December 2007
5.	Change in substantial holding from AXA	13 December 2007
6.	Becoming a substantial holder	20 December 2007
7.	Final Director's Interest Notice – David Walsh	8 January 2008

Dimensional

Via Federal Express

November 9, 2007

Paperlinx Limited
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Attn: Company Secretary

Re: Form 603, Notice of Initial Substantial Holder for DFA Group

To Whom It May Concern:

Enclosed you will find the original Notice of Initial Substantial Holdings From for your records.

Please do not hesitate to contact me at (310) 576-1142 or via email at chimene.sanchez@dimensional.com , if you have any questions concerning the enclosed.

Thank you.

Regards,

Chimene M. Sanchez
Compliance Analyst

Enclosures

Dimensional Fund Advisors Inc.
1299 Ocean Avenue, Santa Monica, California 90401
310.395.8005 Fax 310.395.6140
C:\COMPLIANCE\Regulatory Filing(s)\Foreign Substantial Holdings\Paperlinx\Paperlinx ltr-Nov07.doc

Form 603
Corporations Act 2001

Notice of initial substantial holder

To Company Name/Scheme	Paperlinx Limited
ACN/ARSN	005 146 350

1. Details of substantial holder (1)

Name	DFA Group
ACN/ARSN (if applicable)	See Annexure A

The holder became a substantial holder on 2007/09/17

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
	See Annexure B		

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
	See Annexure C	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
	See Annexure D		

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
	See Annexure E			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

Not Applicable

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure F	

Signature

print name	Valerie A. Brown	capacity	Assistant Secretary of Dimensional Fund Advisors LP
sign here		date	November 9, 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 603.

Signature

This form must be signed by either a director or secretary of the substantial holder.

Lodging period

Nil

Lodging Fee

Nil

Other forms to be completed

Nil

Additional information

(a) If additional space is required to complete a question, the information may be included on a separate piece of paper annexed to the form.

(b) This notice must be given to a listed company, or the responsible entity for a listed managed investment scheme. A copy of this notice must also be given to each relevant securities exchange.

(c) The person must give a copy of this notice:

(i) within 2 business days after they become aware of the information; or

(ii) by 9.30 am on the next trading day of the relevant securities exchange after they become aware of the information if:

(A) a takeover bid is made for voting shares in the company or voting interests in the scheme; and

(B) the person becomes aware of the information during the bid period.

Annexures

To make any annexure conform to the regulations, you must

1 use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2 show the corporation name and ACN or ARBN
3 number the pages consecutively
4 print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5 identify the annexure with a mark such as A, B, C, etc
6 endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title)
7 sign and date the annexure.

The annexure must be signed by the same person(s) who signed the form.

ANNEXURE A

Paperlinx Limited
ACN 005 146 350

1. DETAILS OF SUBSTANTIAL HOLDERS

In this Form 603, references to the "DFA Group" are references to the following persons and entities and their respective associates and related bodies corporate:

Name	Dimensional Fund Advisors LP (*formerly*, Dimensional Fund Advisors Inc.)
Name ACN	DFA Australia Limited (a subsidiary of Dimensional Fund Advisors LP) 065 937 671
Name	Dimensional Fund Advisors Ltd. (a subsidiary of Dimensional Fund Advisors LP)
Name	Dimensional Fund Advisors Canada Inc. (a subsidiary of Dimensional Fund Advisors LP)
Name	Dimensional Holdings Inc. (general partner of Dimensional Fund Advisors LP)
Name	Dimensional Holdings LLC (limited partner of Dimensional Fund Advisors LP)
Name	David Booth
Name	Rex Sinquefield

This is Annexure "A" of 1 page referred to in Form 603: Notice of Initial Substantial Shareholder

Date: November 9, 2007

Print Name: Valerie A. Brown

Signature: [signature]

Capacity: Assistant Secretary of Dimensional Fund Advisors LP

ANNEXURE B

2. DETAILS OF VOTING POWER

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary fully paid shares	22,467,281	22,467,281	5.01%

This is Annexure "B" of 1 page referred to in Form 603: Notice of Initial Substantial Shareholder

Date: November 9, 2007

Print Name: Valerie A. Brown

Signature:

Capacity: Assistant Secretary of Dimensional Fund Advisors LP

ANNEXURE C

3. DETAILS OF RELEVANT INTERESTS

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
DFA Group	The companies and individuals comprising the DFA Group (as defined above) hold the following relevant interests in ordinary fully paid shares in Paperlinx Limited:	
	Registered schemes	
	(a) DFA Australia Limited has the power to exercise, or control the exercise of, voting rights attached to these securities and /or the power to dispose of, or control the exercise of the disposal of these securities as responsible entity of the following registered managed investment schemes:	
	(i) Dimensional Australian Core Equity Trust	379,820 ordinary fully paid shares
	(ii) Dimensional Australian Large Company Trust	198,597 ordinary fully paid shares
	(iii) Dimensional Australian Small Company Trust	893,027 ordinary fully paid shares
	(iv) Dimensional Australian Value Trust	1,552,312 ordinary fully paid shares
	Institutional mandates	
	(b) DFA Australia Limited has the power to exercise, or control the exercise of, voting rights attached to these securities and /or the power to dispose of, or control the exercise of the disposal of these securities under the following mandates with institutional investors:	
	(i) MLCI Pool – DFA Australian Share Trust	2,643,412 ordinary fully paid shares
	(ii) Lifetime Asset Management Program (ARSN 088 043 234)	561,616 ordinary fully paid shares
	(iii) Workers Compensation National Insurer	309,657 ordinary fully paid shares
	Other DFA Group funds and mandates	

	(c) DFA Australia Limited has the power to dispose of, or to control the exercise of the power to dispose of, these securities under sub-advisory agreements and consulting services agreements with other members of the DFA Group in relation to the following mutual funds and mandates:	
	(i) Separate Account advised by Dimensional Fund Advisors LP (US)	137,384 ordinary fully paid shares
	(ii) Old Westbury Global Small Cap Fund (US)	88,911 ordinary fully paid shares
	(iii) Asia Pacific Small Company Series of The DFA Investment Trust Company (US)	2,053,213 ordinary fully paid shares
	(iv) DFA International Small Cap Fund of Dimensional Funds (Canada)	15,874 ordinary fully paid shares
	(v) VA International Small Portfolio of DFA Investment Dimensions Group Inc. (US)	6,434 ordinary fully paid shares
	(vi) Canadian International Core Equity Fund of Dimensional Funds (Canada)	7,465 ordinary fully paid shares
	(vii) DFA International Small Cap Value Portfolio of DFA Investment Dimensions Group Inc. (US)	11,260,623 ordinary fully paid shares
	(viii) DFA International Core Equity Portfolio of DFA Investment Dimensions Group Inc. (US)	129,022 ordinary fully paid shares
	(ix) Separate Account advised by Dimensional Fund Advisors LP (US)	68,955 ordinary fully paid shares
	(x) Pacific Basin Small Companies Fund of Dimensional Funds plc (Ireland)	67,573 ordinary fully paid shares
	(xi) International Small Company Fund of John Hancock Funds II (US)	80,373 ordinary fully paid shares
	(xii) International Small Company Trust of John Hancock Trust (US)	102,123 ordinary fully paid shares
	(xiii) Separate Account advised by Dimensional Fund Advisors LP (US)	13,398 ordinary fully paid shares
	(xiv) Separate Account advised by Dimensional Fund Advisors LP (US)	131,431 ordinary fully paid shares
	(xv) Separate Account advised by Dimensional Fund Advisors Ltd. (UK)	162,132 ordinary fully paid shares
	(xvi) Separate Account advised by Dimensional Fund Advisors Ltd. (UK)	646,698 ordinary fully paid shares
	(xvii) Tax-Managed DFA International Value Portfolio of DFA Investment Dimensions Group Inc. (US)	76,924 ordinary fully paid shares

	(xviii) Large Cap International Portfolio of DFA Investment Dimensions Group Inc. (US)	43,864 ordinary fully paid shares
	(xix) SA International HBtM Fund of the SA Funds-Investment Trust (US)	21,848 ordinary fully paid shares
	(xx) Separate account advised by Dimensional Fund Advisors LP (US)	26,568 ordinary fully paid shares
	(xxi) VA International Value Portfolio of DFA Investment Dimensions Group Inc. (US)	7,462 ordinary fully paid shares
	(xxii) DFA International Value Fund of Dimensional Funds (Canada)	9,531ordinary fully paid shares
	(xxiii) International Value Fund of Dimensional Fund Advisors Ltd (UK)	11,561 ordinary fully paid shares
	(xxiv) DFA International Value Series of DFA Investment Trust Company (US)	759,473 ordinary fully paid shares
	(d) Dimensional Fund Advisors LP and each of its subsidiaries are each deemed to have the same relevant interests in the securities as DFA Australia Limited because Dimensional Fund Advisors LP controls DFA Australia Limited;	
	(e) Dimensional Holdings LLC is deemed to have the same relevant interests in the securities as Dimensional Fund Advisors LP as it owns a majority interest in Dimensional Fund Advisors LP;	
	(f) Dimensional Holdings Inc. is deemed to have the same relevant interests in the securities as Dimensional Fund Advisors LP as it controls Dimensional Fund Advisors LP as the general partner of the latter company;	
	(g) David Booth and Rex Sinquefield are deemed to have the same relevant interests in the securities as Dimensional Holdings Inc. as they each have more than 20% voting power in Dimensional Holdings Inc;	
	(h) Dimensional Fund Advisors LP and other members of the DFA Group may also have relevant interests in the securities referred to in paragraph (c) above as investment manager or advisor to the mutual funds and mandates referred to in that paragraph.	

This is Annexure "C" of 3 pages referred to in Form 603: Notice of Initial Substantial Shareholder

Date: November 9, 2007

Print Name: Valerie A. Brown

Signature:

Capacity: Assistant Secretary of Dimensional Fund Advisors LP

ANNEXURE D

4. DETAILS OF PRESENT REGISTERED HOLDERS

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
DFA Group (Dimensional Australian Core Equity Trust)	JPMorgan Nominees Australia Limited	N/A	379, 820 ordinary fully paid shares
DFA Group (Dimensional Australian Large Company Trust)	JPMorgan Nominees Australia Limited	N/A	198,597 ordinary fully paid shares
DFA Group (Dimensional Australian Small Company Trust)	JPMorgan Nominees Australia Limited	N/A	893,027 ordinary fully paid shares
DFA Group (Dimensional Australian Value Trust)	JPMorgan Nominees Australia Limited	N/A	1,552,312 ordinary fully paid shares
DFA Group (MLCI Pool – DFA Australia Share Trust)	Westpac Custodian Nominees Ltd	N/A	2,643,412 ordinary fully paid shares
DFA Group (Lifetime Asset Management Program)	JPMorgan Nominees Australia Limited	N/A	561,616 ordinary fully paid shares
DFA Group (Workers Compensation National Insurer)	Cogent Nominees Pty Ltd	N/A	309,657 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	ANZ Banking Group Ltd Custodian Services - Mellon Bank	N/A	137,384 ordinary fully paid shares
DFA Group (Old Westbury Global Small Cap Fund)	Citicorp Nominees Pty Ltd	N/A	88,911ordinary fully paid shares
DFA Group (Asia Pacific Small Company Series)	Citicorp Nominees Pty Ltd, Melbourne	N/A	2,053,213 ordinary fully paid shares
DFA Group (DFA International Small Cap Fund)	The Hongkong and Shanghai Banking Corporation Limited	N/A	15,874 ordinary fully paid shares
DFA Group (VA International Small Company Portfolio)	Citicorp Nominees Pty Ltd, Melbourne	N/A	6,434 ordinary fully paid shares
DFA Group (Canadian International Core Equity Fund)	The Hongkong and Shanghai Banking Corporation Limited	N/A	7,465 ordinary fully paid shares
DFA Group (DFA International Small Cap Value Portfolio)	Citicorp Nominees Pty Ltd	N/A	1,260,623 ordinary fully paid shares
DFA Group (DFA International Core Equity Portfolio)	Citicorp Nominees Pty Ltd	N/A	129,022 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	The Hongkong and Shanghai Banking Corporation Limited	N/A	68,955 ordinary fully paid shares

DFA Group (Pacific Basin Small Companies Fund)	Citicorp Nominees Pty Ltd, Melbourne	N/A	67,573 ordinary fully paid shares
DFA Group (International Small Company Fund)	Westpac Custodian Nominees Ltd	N/A	80,373 ordinary fully paid shares
DFA Group (International Small Company Trust)	Westpac Custodian Nominees Ltd	N/A	102,123 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	Westpac Custodian Nominees Ltd	N/A	13,398 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	Citigroup Pty Limited	N/A	131,431 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors Ltd. (UK)	JPMorgan Nominees Australia Limited	N/A	162,132 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors Ltd. (UK)	JPMorgan Nominees Australia Limited	N/A	646,698 ordinary fully paid shares
DFA Group (Tax-Managed DFA International Value Portfolio)	Citicorp Nominees Pty Ltd.	N/A	76,924 ordinary fully paid shares
DFA Group (Large Cap International Portfolio)	Citicorp Nominees Pty Ltd.	N/A	43,864 ordinary fully paid shares
DFA Group (SA International HBtM Fund)	State Street U.S.	N/A	21,848 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	The Hongkong and Shanghai Banking Corporation Limited	N/A	26,568 ordinary fully paid shares
DFA Group (VA International Value Portfolio)	Citicorp Nominees Pty Ltd.	N/A	7,462 ordinary fully paid shares
DFA Group (DFA International Value Fund)	RBC	N/A	9,531 ordinary fully paid shares
DFA Group (International Value Fund)	Citicorp, UK	N/A	11,561 ordinary fully paid shares
DFA Group (DFA International Value Series)	Citicorp Nominees Pty Ltd.	N/A	759,473 ordinary fully paid shares

This is Annexure "D" of 3 pages referred to in Form 603: Notice of Initial Substantial Shareholder

Date: November 9, 2007

Print Name: Valerie A. Brown

Signature:

Capacity: Assistant Secretary of Dimensional Fund Advisors LP

ANNEXURE E

5. CONSIDERATION

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash*	Non-cash	
DFA Group (Dimensional Australian Core Equity Trust)	Jul 09 – Sept 17, 2007	$335,751,11	N/A	99,683 ordinary fully paid shares
DFA Group (Dimensional Australian Large Company Trust)	Aug 30, 2007	$11,703.36	N/A	3,504 ordinary fully paid shares
DFA Group (Dimensional Australian Small Company Trust)	Aug 30, 2007	$52,635.06	N/A	15,759 ordinary fully paid shares
DFA Group (Dimensional Australian Value Trust)	Aug 30, 2007	$91,492.62	N/A	27,393 ordinary fully paid shares
DFA Group (MLCI Pool – DFA Australia Share Trust)	Aug 30, 2007	$155,804.32	N/A	46,648 ordinary fully paid shares
DFA Group (Lifetime Asset Management Program)	Aug 30, 2007	$33,099.40	N/A	9,910 ordinary fully paid shares
DFA Group (Workers Compensation National Insurer)	Aug 30, 2007	$18,249.76	N/A	5,464 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	Aug 30, 2007	$8,239.78	N/A	2,467 ordinary fully paid shares
DFA Group (Old Westbury Global Small Cap Fund)	Aug 30, 2007	$5,240.46	N/A	1,569 ordinary fully paid shares
DFA Group (Asia Pacific Small Company Series)	Aug 30 – Sept 17, 2007	$697,923.31	N/A	213,057 ordinary fully paid shares
DFA Group (VA International Small Company Portfolio)	Aug 30, 2007	$380.76	N/A	114 ordinary fully paid shares
DFA Group (DFA International Small Cap Value Portfolio)	Jun 25 – Aug 30, 2007	$9,579,647.90	N/A	2,682,893 ordinary fully paid shares
DFA Group (DFA International Core Equity Portfolio)	Jul 11 – Aug 30, 2007	$33,688.12	N/A	9,677 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	Jul 9, 2007	$243,670.30	N/A	67,739 ordinary fully paid shares
DFA Group (Pacific Basin Small Companies Fund)	Aug 30, 2007	$3,981.28	N/A	1,192 ordinary fully paid shares

DFA Group (International Small Company Fund)	Aug 30, 2007	$4,736.12	N/A	1,418 ordinary fully paid shares
DFA Group (International Small Company Trust)	Aug 30, 2007	$6,015.34	N/A	1,801 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	Aug 30, 2007	$788.24	N/A	236 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	Aug 30, 2007	$7,745.46	N/A	2,319 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors Ltd. (UK)	Aug 30, 2007	$9,555.74	N/A	2,861 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors Ltd. (UK)	Aug 30, 2007	$38,116.08	N/A	11,412 ordinary fully paid shares
DFA Group (Tax-Managed DFA International Value Portfolio)	Aug 30, 2007	$4,532,38	N/A	1,357 ordinary fully paid shares
DFA Group (Large Cap International Portfolio)	Aug 30, 2007	$2,585.16	N/A	774 ordinary fully paid shares
DFA Group (SA International HBtM Fund)	Aug 30, 2007	$1,285.90	N/A	385 ordinary fully paid shares
DFA Group (Separate Account advised by Dimensional Fund Advisors LP)	Aug 30, 2007	$1,593.18	N/A	477 ordinary fully paid shares
DFA Group (VA International Value Portfolio)	Aug 30, 2007	$440.88	N/A	132 ordinary fully paid shares
DFA Group (DFA International Value Series)	Aug 30, 2007	$44,762.68	N/A	13,402 ordinary fully paid shares

* Cash consideration listed includes brokerage commissions and trade fees, if any.

This is Annexure "E" of 3 page referred to in Form 603: Notice of Initial Substantial Shareholder

Date: November 9, 2007

Print Name: Valerie A. Brown

Signature:

Capacity: Assistant Secretary of Dimensional Fund Advisors LP

ANNEXURE F

Paperlinx Limited
ACN 005 146 350

7. ADDRESSES

Name	Address
Dimensional Fund Advisors LP (formerly Dimensional Fund Advisors Inc.)	1299 Ocean Avenue, Santa Monica, California, 90401, United States of America
DFA Australia Limited	Level 29, 1 Macquarie Place, Sydney NSW 2000
Dimensional Fund Advisors Ltd.	7 Down Street, London W1J 7AJ, United Kingdom
Dimensional Fund Advisors Canada Inc.	1075 West Georgia Street, Suite 2630, Vancouver, British Columbia V6E 3C9, Canada
Dimensional Holdings Inc.	1299 Ocean Avenue, Santa Monica, California, 90401, United States of America
Dimensional Holdings LLC	1299 Ocean Avenue, Santa Monica, California, 90401, United States of America
David Booth	1299 Ocean Avenue, Santa Monica, California, 90401, United States of America
Rex Sinquefield	1299 Ocean Avenue, Santa Monica, California, 90401, United States of America

This is Annexure "F" of 1 page referred to in Form 603: Notice of Initial Substantial Shareholder

Date: November 9, 2007

Print Name: Valerie A. Brown

Signature:

Capacity: Assistant Secretary of Dimensional Fund Advisors LP

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Pearson Park
Date of last notice	26 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	23 November 2007
No. of securities held prior to change	• 200,000 ordinary shares in PaperlinX; • 755,570 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • 200,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM of PaperlinX.
Class	• performance options • performance rights

+ See chapter 19 for defined terms.

Number acquired	Issuance of :- • 313,160 performance rights pursuant to PaperlinX Senior Management Performance Rights Plan; • 149,120 performance options pursuant to PaperlinX Employee/Share Option Plan; • 500,000 performance rights and 500,000 performance options pursuant to the PaperlinX Managing Director's Strategic Initiatives Performance Rights and Performance Options Plan.
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options and Rights are issued at nil consideration.
No. of securities held after change	• 200,000 ordinary shares in PaperlinX; • 1,068,730 performance rights issued pursuant to PaperlinX Senior Management Performance Rights Plan; • 349,120 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Employee/Share Option Plan (subject to forfeiture if performance conditions not met), as approved at the 2004 AGM; • 500,000 performance rights and 500,000 performance options to subscribe for ordinary shares in PaperlinX pursuant to the PaperlinX Managing Director's Strategic Initiatives Performance Rights and Performance Options Plan (subject to forfeiture if performance conditions not met), as approved at the 2007 AGM.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• Issue of performance rights pursuant to the PaperlinX Senior Management Performance Rights and performance options pursuant to the PaperlinX Employee/Share Option Plan. • Issue of performance rights and performance options pursuant to the PaperlinX Managing Director's Strategic Initiatives Performance Rights and Performance Options Plan (subject to forfeiture if performance conditions not met), as approved at the 2007 AGM.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces December Quarterly Rebalance of the S&P/ASX Indices

Sydney, Dec. 7, 2007—Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close-of-trade on Dec. 21, 2007, the below-listed constituent additions and deletions will take place in the S&P/ASX indices.

There were relatively few changes to the S&P/ASX 200 for the December 2007 rebalance, limiting the degree of constituent turnover for Australia's benchmark index. During the course of the last quarter, however, there have been several high-profile corporate actions that have resulted in many index changes in the three months leading into December 2007.

From an index-maintenance perspective, the plethora of merger & acquisition activity has meant that worthy candidates for the S&P/ASX 200 had already been promoted prior to the December 2007 rebalance. "The appetite for acquisitions in the Australian market has not abated, and we are seeing much more index activity prior to the actual rebalance date," said Simon Karaban, associate director within Standard & Poor's Index Services. "The index portfolio is being reshuffled numerous times prior to the rebalance because of the corporate activity, restraining the constituent changes at this rebalance".

S&P/ASX 20

ADDITIONS
NONE

REMOVALS

WESN	WESFARMERS LIMITED (PPS)

S&P/ASX 50

ADDITIONS
NONE

REMOVALS

WESN	WESFARMERS LIMITED (PPS)
PBLDA	CONSOLIDATED MEDIA HOLDINGS LIMITED

S&P/ASX 100

ADDITIONS
NONE

REMOVALS

WESN	WESFARMERS LIMITED (PPS)
PPX	PAPERLINX LIMITED

S&P/ASX 200

ADDITIONS
NONE

REMOVALS

WESN	WESFARMERS LIMITED (PPS)
ENE	ENERGY DEVELOPMENTS LIMITED

S&P/ASX 300

ADDITIONS
NONE

REMOVALS

WESN	WESFARMERS LIMITED (PPS)

All Ordinaries

ADDITIONS
NONE

REMOVALS

WESN	WESFARMERS LIMITED (PPS)

S&P/ASX All Australian 50 & 200

S&P/ASX All Australian 50

ADDITIONS
NONE

REMOVALS

WESN	WESFARMERS LIMITED (PPS)
PBLDA	CONSOLIDATED MEDIA HOLDINGS LIMITED

S&P/ASX All Australian 200

ADDITIONS

RIV	RIVERSDALE MINING LIMITED

REMOVALS

WESN	WESFARMERS LIMITED (PPS)
API	AUSTRALIAN PHARMACEUTICAL INDUSTRIES LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.

About Standard & Poor's Index Services

Standard & Poor's Index Services, the world's leading index provider, maintains a wide variety of investable and benchmark indices to meet an array of investor needs. Its family of indices includes the S&P 500, an index with $1.32 trillion invested and $4.91 trillion benchmarked, and the S&P Global 1200, a composite index comprised of seven regional and country headline indices. For more information, please visit www.standardandpoors.com/indices.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of financial market intelligence, including independent credit ratings, indices, risk evaluation, investment research and data. With approximately 8,500 employees, including wholly owned affiliates, located in 21 countries and markets, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit http://www.standardandpoors.com.au.

For more information contact:

Simon Karaban, Index Services
Tel (61) 2 9255 9875

Sharon Beach, Media
Tel (61) 3 9631 2152

AXA
ASIA PACIFIC

Rania Tannous
Company Secretary

Phone:61 3 9616 3356
Fax: 61 3 9611 0977

13 December 2007

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a notice of change of interests of Substantial Security Holder for PaperlinX Limited.

Yours sincerely

Rania Tannous

Page 1 of 8 ages

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: *PaperlinX Limited*

ACN/ARSN: 005 146 350

1. Details of substantial holder (1)

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.

ACN/ARSN (if applicable): 069 123 011

There was a change in the interests of the substantial holder on: 07/12/2007

The previous notice was given to the company on: 06/07/2007

The previous notice was dated: 06/07/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	46,907,393	10.45%	53,782,071	11.93%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Rania Tannous

Company Secretary, AXA Asia Pacific Holdings Limited

Sign here: [signature]

Date: 13 December 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Rosenberg Investment Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000

Name	Address
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
HSBC Custody Nominees Ltd Australia as custodian for National Mutual Funds Management Limited	open			**16,842,505.00**
	03-Aug-07	BUY	- 877,517.50	292,000.00
	08-Aug-07	BUY	- 666,867.41	219,200.00
	03-Sep-07	SELL	918,105.50	- 274,117.00
	26-Sep-07	BUY	- 1,041,218.28	311,742.00
	01-Oct-07	BUY	- 311,071.05	101,800.00
	03-Oct-07	BUY	- 23,150.82	7,500.00
	04-Oct-07	BUY	- 142,806.36	46,300.00
	05-Oct-07	BUY	- 524,501.91	173,100.00
	24-Oct-07	BUY	- 1,661,028.98	575,700.00
	08-Nov-07	BUY	- 1,291,417.99	548,100.00
				18,843,830.00
HSBC Custody Nominees Ltd Australia as custodian for ipac Securities Limited	open			**2,628,512.00**
	03-Aug-07	BUY	-515691.79	171,600.00
	06-Aug-07	BUY	-25255.94	8,417.00
	08-Aug-07	BUY	-366542.82	120,483.00
	26-Sep-07	BUY	-175740.78	52,617.00
	01-Oct-07	BUY	-158591.24	51,900.00
	04-Oct-07	BUY	-73408.02	23,800.00
	05-Oct-07	BUY	-172106.93	56,800.00
	01-Nov-07	SELL	0	- 1.00
				3,114,128.00
Merril Lynch Custodian Nominees as custodian for ipac Securities Limited	open			**505,800.00**
	26-Jul-07	SELL	191,637.60	- 57,035.00
	05-Oct-07	SELL	302,267.61	- 100,000.00
	03-Dec-07	SELL	274,984.44	- 112,097.00
	05-Dec-07	SELL	17,409.63	- 7,168.00
	05-Oct-07	SELL	693,704.17	- 229,500.00
				-
Various Nominees (International AXA Entities) Details not available at time of filing	open			**26,930,576.00**
	Jul	Sell		- 908,765.00
	Aug	Buy		606,511.00
	Sep	Buy		591,540.00
	Oct	Buy		1,777,121.00
	Nov	Buy		3,989,301.00
	Dec (1-7)	Sell		- 1,162,171.00
				31,824,113.00
TOTAL				**53,782,071.00**

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

RECEIVED
[illegible] 23 A 5:03

To Company Name/Scheme: PaperlinX Limited

ACN/ARSN: 005 146 350

1. Details of substantial holder (1)

Name: SCHRODER INVESTMENT MANAGEMENT AUSTRALIA LIMITED

ACN / ARSN (if applicable): 22 000 443 274

The holder became a substantial holder on 17/12/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	*Number of securities*	*Persons' votes (5)*	*Voting power (6)*
Ordinary Shares	22,782,611	22,782,611	5.06%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	*Nature of relevant interest (7)*	*Class and number of securities*
SIM	Ordinary Shares	500,762
SIMAL	Ordinary Shares	22,281,849

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder (8)*	*Class and number of securities*
SIM	Nykredit Portefolje Administration	Nykredit Portefolje Administration	103,717
SIM	JP Morgan Bank Luxembourg	JP Morgan Bank Luxembourg	166,212
SIM	Chase Nominees	Chase Nominees	215,600
SIM	Sumitomo Trust & Banhung	Sumitomo Trust & Banhung	15,233
SIMAL	BNP Paribas Securities Services	BNP Paribas Securities Services	1,333,903
SIMAL	JP Morgan Custodial Services	JP Morgan Custodial Services	9,472,425
SIMAL	Citicorp Nominees Ltd HK	Citicorp Nominees Ltd HK	3,070,906
SIMAL	HSBC Custody Nominees (Australia) Ltd	HSBC Custody Nominees (Australia) Ltd	717,759
SIMAL	National Nominees Ltd - Melbourne	National Nominees Ltd - Melbourne	6,049,904
SIMAL	State Street Australia Limited	State Street Australia Limited	1,636,952

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	*Date of acquisition*	*Consideration (9)*		*Class and number of securities*
		Cash	*Non-cash*	*ORDINARY SHARES*
SIM	12/12/2007	30,431.68		29,021
SIMAL	17/08/2007 – 17/12/2007	11,269,544.93		4,340,213

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	*Nature of association*
Schroder Investment Management Limited ("SIM")	31 Gresham Street, London EC2V 7QA, UK
Schroder Investment Management Australia Limited ("SIMAL")	Related Fund Manager

7. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
Schroder Investment Management Limited ("SIM")	31 Gresham Street, London EC2V 7QA, UK
Schroder Investment Management (Australia) Limited ("SIMAL")	Level 20 Angel Place, 120 Pitt Street, Sydney, 2000, Australia

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	David Anthony Walsh
Date of last notice	29 August 2006
Date that director ceased to be director	31 December 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
-

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Ibmiboom Pty Ltd (entity controlled by the director), as trustee of Mooshnmim SM Superannuation Fund	30,898

Part 3 – Director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

END